

September 30, 2010

Mr. Stephen C. Park
Chief Financial Officer
Duoyuan Global Water Inc.
No. 3 Junyuan Road
Daxing Industrial Development Zone
Beijing, P.R. China  102600

>   **Re:   Duoyuan Global Water Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2009**
>   **Filed June 18, 2010**
>   **File No.  001-34380**

Dear Mr. Park:

   We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 42

Results of Operations, page 51

1.      In future filings, please discuss all material factors that contributed to significant changes in your revenues and results of operation each year.  For example, please discuss the impact of new products each period. In addition, in 2008, you had a loss from the sale of property which was not described in your comparison of the year ended December 31, 2009 to the year ended December 31, 2008.

Operating Income, page 54

2.      We refer to your disclosures here and on pages 24 and 48 discussing the results of operations excluding the impact of certain items such as offering costs and share-based compensation expense. In future filings please provide all of the disclosures required by S-K Item 10(e)(1)(i), including an explanation about why you believe each non-GAAP measure provides useful information to investors.

Contractual Obligations, page 59

3.      We see in your contractual obligations table you have 108,000,000 RMB of purchase obligations.  Please tell us how this reconciles with your capital and other commitment disclosures on page F-25.  With a view toward providing enhanced disclosure in future filings, please provide any proposed explanatory footnote disclosures for your contractual obligations table further describing your purchase obligation details.

Item 18. Financial Statements, page 91

Notes to Consolidated Financial Statements, page F-13

Note 4 – Inventories, page F-13

4.      Please tell us why you do not have any work in process inventory for each of the years presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Stephen C. Park
Duoyuan Global Water Inc.
September 30, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments.

Sincerely,

Brian Cascio
Accounting Branch Chief